SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	2017 Interim Report, dated August 23, 2017.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 30, 2017	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Forward-looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward- looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Financial Highlights

2	Chairman’s Statement

10	Report on Review of Interim Financial Statements

11	Unaudited Consolidated Statement of Financial Position

13	Unaudited Consolidated Statement of Comprehensive Income

15	Unaudited Consolidated Statement of Changes in Equity

16	Unaudited Consolidated Statement of Cash Flows

18	Notes to the Unaudited Interim Financial Statements

38	Other Information

Financial Highlights

	Six-month period ended 30 June
	2017	2016

Operating revenues (RMB millions)	184,118	176,828
EBITDA[1] (RMB millions)	52,414	50,555
EBITDA margin[2]	31.6%	32.6%
Net profit[3] (RMB millions)	12,537	11,673
Earnings per share (RMB)	0.155	0.144
Capital expenditure (RMB millions)	41,117	40,746

[1]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[2]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to the profit attributable to the equity holders of the Company.

Chairman’s Statement

In the first half of this year, facing increasingly intensified market competition coupled with complicated and changing industry environments, the Company firmly rose to the challenges with a unitary goal cohering as a whole, adopting conscientious and pragmatic approach with excellent execution and marching towards the goal of being a leading integrated intelligent information services operator. With perseverance in integration and innovation, acceleration in scale development together with reinforcement of competitive strengths, the growth momentum in business development remained consistently strong. We firmly adhered to the established development strategy and comprehensively promoted the three initiatives1 with comprehensive in-depth reforms, initially attaining effective achievement in transformation and upgrades1.

[1]	Three initiatives refers to the implementation paths of the transformation and upgrades strategy (Transformation 3.0), namely network intelligentisation, service ecologicalisation and operation intellectualisation.

Chairman’s Statement

Corporate operation continued to show solid development

In the first half of the year, the Company firmly seized the favourable opportunity of information consumption upgrade and proactively responded to the market competition. Adopting aggressive marketing strategies and rapidly expanding our scale with continual optimisation in structures, we achieved excellent performance in our operating results.

Financial results showed steady growth

In the first half of the year, operating revenues amounted to RMB184.1 billion, representing an increase of 4.1% over the same period last year. Service revenues2 amounted to RMB165.8 billion, representing an increase of 6.8% over the same period last year with revenue growth surpassing the industry average. Mobile service revenues amounted to RMB75.7 billion, increased by 12.2% over the same period last year with industry-leading growth. Revenues from emerging businesses accounted for 45.0% of service revenues, representing an increase of 6.1 percentage points over the same period last year. EBITDA3 was RMB52.4 billion, representing an increase of 3.7% over the same period last year while EBITDA margin3 was 31.6%. Net profit4 was RMB12.5 billion, representing an increase of 7.4% over the same period last year. Basic earnings per share were RMB0.15. Capital expenditure was RMB41.1 billion while free cash flow5 was RMB7.2 billion with remarkable improvement over last year.

Taking into consideration the Company’ s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the expectation of shareholders’ return and evaluate the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Accelerated expansion of business scale

In the first half of the year, the net increase of mobile subscribers was 14.85 million, reaching a total of 230 million and accounting for 16.8% market share, representing an increase of 0.6 percentage point from the end of last year. The net increase of 4G users was 30.15 million, reaching a total of 152 million and accounting for 17.2% market share, representing an increase of 1.2 percentage points from the end of last year while the penetration rate of 4G users reached 66%. The aggregate handset Internet data traffic increased by 126% compared to the same period last year while the DOU of 4G users reached 1.4GB, representing an increase of 56% over the same period last year with further enhancement in growth rate. The sales volume of 4G terminals was approximately 65 million, representing an increase of 48% over the same period last year, of which sales of “6-mode” handsets accounted for 96%.

[2]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Net profit refers to the profit attributable to the equity holders of the Company.
[5]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Chairman’s Statement

The number of wireline broadband subscribers continued to maintain rapid growth. The net increase of wireline broadband subscribers was 4.98 million, reaching a total of 128 million. Of which the net increase of Fibre-to-the-Home (FTTH) subscribers was 11.24 million, reaching a total of 117 million while the penetration rate reached 92%. The proportion of wireline subscribers of Hundred-Mbps or above increased rapidly and reached 37%. The net increase of e-Surfing HD subscribers was 10.79 million, reaching a total of 72.12 million. The number of Internet of Things (IoT) connected devices nearly doubled as compared to the end of last year, reaching a total of 27.98 million. The number of actively participated merchants of “BestPay” was close to 400,000 while the number of average monthly active users exceeded 28 million, concurrently increased more than 2 times over the same period last year.

Continual optimisation in revenue structure

In the first half of the year, revenues from Intelligent Connection ecosphere increased by 4.4% over the same period last year, accounting for 84.9% of service revenues. Of which, the mobile handset Internet access revenue, being the top revenue growth driver of the Company, increased by 35.2% over the same period last year and accounted for 26.0% of service revenues, representing an increase of 5.5 percentage points over the same period last year. Voice revenues accounted for 19.2% of service revenues, representing a decrease of 4.3 percentage points over the same period last year with further mitigation of operating risks.

Revenues from the ecosphere of Smart Family, new ICT applications, IoT and Internet Finance accounted for 15.1% of service revenues, representing an increase of 2.0 percentage points over the same period last year. Revenues from the four ecosphere increased by 22.8% over the same period last year while the proportion of the incremental revenues of the four ecosphere as a percentage to the incremental service revenues of the Company reached 43.5%. New revenue growth engines are being rapidly shaped and formed.

Attained initial effective achievement of Transformation 3.0

In the first half of this year, with our adherence to the established direction and reinforcement of strategic execution, the Company accelerated the promotion of network intelligentisation, service ecologicalisation and operation intellectualisation. The Transformation 3.0 strategy attained initial effective achievement while development capabilities were continuously accumulated.

Strengthening of network advantages

In the first half of the year, the Company endeavoured to construct three superior networks, namely 4G network, IoT network and all-fibre network with further reinforcement of network edges. With full accomplishment of refarming of 800MHz frequency and establishment of excellent full coverage 4G network, we offered superior industry-leading integrated experience to our customers. With simultaneous deployment of VoLTE, network capabilities of commercial trial were shaped and formed, laying a robust foundation for the upgrade of mobile voice business. Leveraging the 800MHz 4G network with full exploitation of low-frequency edges, the Company became the pioneer in building the first NB-IoT network with the widest coverage, largest scale and best quality in the world, which has comprehensively commenced the commercial launch and has gained network advantages of the business development of IoT. With our persistent efforts in promoting the construction of fibre network, the fibre network household coverage rate of cities and towns reached 92% while the overall average bandwidth of wireline broadband subscribers reached 62Mbps. The Company deployed Gbps access capabilities in major cities with reference to demand, expanded the coverage of Data Centre Interconnect (DCI) and effectively promoted the construction of integrated and efficiently-centralised Content Distribution Network (CDN), resulting in further enhancement of high-speed and superior end-to-end network experience.

Chairman’s Statement

With a vision looking forward into the future, the Company accelerated the promotion and implementation of network evolution. On the one hand, we are deeply devoted to engaging in 5G standard formulation and technology trial runs while proactively exploring and researching the networking plan for the evolution from 4G to 5G. 5G network field trial will be conducted in 6 cities and the joint research and development of 5G applications and solutions will be launched collaborating with co-operative partners from various industries, laying foundation for 5G development. In addition, we steadily promoted the evolution of network intelligentisation, expedited the introduction and deployment of technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV) and achieved the highly efficient collaboration of network and IT. As a result, a new generation of network with the characteristics of flexibility, swiftness and elasticity with extensible functions is progressively constructed, offering state-of-the-art network experience with embedded self-selective, visible and self-served features.

Prosperity of business ecology

In the first half of the year, the Company consolidated internal resources and enhanced fundamental capabilities. Through creation of platforms, open capabilities, extended influence on industry value chain and cross-platforms integration, ecology synergies was reinforced. With converged efforts on the establishment of five business ecosphere, namely Intelligent Connection, Smart Family, new ICT applications, IoT and Internet Finance, we jointly promoted service ecologicalisation with our co-operative partners surrounding the theme of “co-sharing, co-innovation, co-prosperity”.

In the area of Intelligent Connection, the Company promoted the certification of “6-mode” handset standard by Global Certification Forum (GCF) and Global System for Mobile Communications Association (GSMA), which was upgraded as an international standard. Customers’ choice of terminals was enriched while growth potential of customers was expanded , leading to the prosperous development of terminal markets. Aiming at carrying out deepened data traffic operation, we embarked on extensive cooperation with Internet enterprises. With data traffic as the core, we innovated the form of supply and enhanced product competitiveness, accelerating the release of data demand and endeavouring to achieve a win-win outcome.

In the area of Smart Family, we created an open platform of Smart Family and co-shared capabilities such as home gateway access and integration of cloud and network, participating in the development and sales of smart devices while collaborating with co-operative partners to provide high quality and diversified Smart Family products and services. With the enrichment of premium contents in e-Surfing HD platform and enhancement of video operation, competitive strengths was persistently consolidated. With comprehensive promotion of intelligent WiFi networking services, customers were provided with personalised WiFi networking proposals, broadening new connection portal of household network. With joint efforts to build offline Smart Family experience centres partnering with Internet enterprises and household electrical appliance stores, services such as family cloud and video calls were embedded while experience marketing was commenced so as to promote upgrades of smart homes consumption.

Chairman’s Statement

In the area of new ICT applications, the Company integrated the capabilities including cloud, Big Data and “Internet+” and converged co-operative partners in areas of contents, applications and solutions to create cloud platform with open capabilities for government and enterprise customers. With the establishment of platforms in mass entrepreneurship and innovation, we covered millions of innovative and start-up enterprises to provide assistance on technology development, innovation incubation and product operation. Targeting key areas including government administration, education, medical care and industrial Internet, we cooperated with well-known enterprises in the industry and broadened informatisation applications, effectively promoting industrial transformation and upgrades.

In the area of IoT, the Company jointly formulated the IoT module standard together with co-operative partners and assisted terminal manufacturers to expedite product launch. We launched open platform and jointly created platform capabilities featuring global connectivity, safety and reliability and intelligent decision-making. In addition, with the co-establishment of open laboratory, the threshold of research and development was reduced while the launch of new IoT applications was accelerated. With increased deployment of resources, we promoted terminal subsidies policy, took the lead in value chain development and enriched the forms of products, facilitating the stimulation of demand for IoT. Driving the ecological development through e-Surfing IoT Industry Alliance, the Company focused on three types of markets, namely smart city, vertical industry and individual consumption to promote extensive co- operation with local governments and enterprises, striving to create an IoT ecosphere with centripetal force and facilitate ecological prosperity in joint efforts.

In the area of Internet Finance, leveraging rich customers resources and reliable mobile payment capabilities, we innovated sales and marketing model and launched BestPay red packet6, deeply promoting the integration of Internet Finance ecosphere and Intelligent Connection ecosphere and achieving the outcome of mutual promotion and mutual driven. We created open platform of BestPay merchants and converged premium merchants to offer service capabilities including sales and marketing, gateway access payment and capital concentration. Serving as channels for each other with platforms participants, we strived to accomplish co-sharing of resources aiming at achieving mutual growth. Through close cooperation with leading enterprises in the areas of financial planning and financial technology, the Company achieved the realisation of resources complementarity, enriching content connotation and expansion path of Internet Finance services of the Company.

[6]	BestPay red packet is an innovative model of contract package launched by China Telecom. Each month a certain amount will be refunded to contract users on proportion, which can be used for airtime topping up as well as online and offline consumption of BestPay.

Chairman’s Statement

Enhancement of operating capability

In the first half of the year, the Company focused on enhancing competitive capabilities in channel sales, network operations and customer services. In the aspect of channel sales, we applied Big Data to optimise the location of sales outlets and strengthened the outlets coverage in key areas. We promoted superior outlet systems to foster the standardised operation of self-operated outlets. The promotion of B2I2C (business to Internet to customer) products on online channels was expanded and new co-operative channels such as chain stores and supermarkets were promoted. In the aspect of network operations, we expedited the response speed of installation and maintenance and optimised the end-to-end operation maintenance process so as to persistently enhance users’ experience and strengthen network operations advantages. In the aspect of customer services, we executed our service commitment in fibre broadband to ensure “installation within one day, repairs within one day, compensation in the event of delay” and took the initiatives to publish Government and Enterprises Customers Service Standard White Paper in the industry, symbolising a new benchmark in services. Methods such as customer services robots and new media self-service were applied to launch smart services. The number of usage times of “Huango” mobile online service application was close to ten billions. The Company continued to rank first in the industry in terms of customer satisfaction7 in both handset and wireline Internet access services.

With vigorous promotion of operation intellectualisation, the Company placed great emphasis on the corporate core construction and Big Data applications as the crucial element of intelligent operations. By adopting centralised and open Internet structure to construct enterprise Big Data platform, the Company promoted data central acquisition, data central storage, collective data handling, data mining and data modelling, and has been equipped with data applications capabilities. In opening up our capabilities of data platform and data services towards entire network, we co-shared sales and marketing service models, corporate index systems, etc., and developed tens of Big Data applications. With the promotion of precision management, precision marketing, delicated service and lean network operations, operating cost was reduced while operational efficiency was improved, injecting intelligence in the operations of the Company.

In-depth promotion of comprehensive reform

Following the implementation of Transformation 3.0, the Company has commenced comprehensive reconstitution in areas including network, businesses, operations and management. It was imperative for us to promptly expedite the establishment of suitable systems and mechanisms and operation models in alignment with the strategy.

In the first half of the year, the Company grasped the favourable and golden period of reforms and unwaveringly promoted comprehensiveness and depth of reforms. Surrounding stimulation of vitality of employees and organisations, we further reinforced market-oriented reform initiatives, optimised systems and mechanisms and innovated operational management model so as to steadily promote comprehensive transformation and upgrades with comprehensive in-depth reforms as the assurance.

[7]	Customers’ satisfaction survey from the Ministry of Industry and Information Technology.

Chairman’s Statement

The Company adhered to promote reforms on organisational systems and operational mechanism with market-orientation as the core. Professional operational organisation systems were constructed to promptly respond to the frontline professional needs, forming strong and powerful vertical support. With the deepened promotion of “three-dimensional inter-driven forces” comprising sub-division of performance evaluation units, top-down support and professional operation, we enabled our frontline employees to have passion, capability and easiness to do. Sub-division of performance evaluation units has become the role model of China’s state-owned enterprises’ reforms. Counting on the incentive mechanism and restriction system as the key, the Company promoted the reforms of human resources. With innovated systems of “professional workstation”, we emphasised training of professional talents for the enterprise transformation while we proactively strengthened market-oriented staff appointment mechanism so as to stimulate vitality of the talent teams. Insisted on value contributions as the core, we promoted in-depth reforms in resources allocation. With the strengthening of resources allocation in supporting our strategy and operation, we induced resources towards highly profitable business units. We embedded value analysis models into the procedures of business assessment, investment decision-making and cost control and perfected matching relationship of input and output. In addition, we insisted on Internet-oriented means to optimise assets management and enhanced the efficiency of asset utilisation. Internal control management was strengthened so as to enhance the capabilities to prevent and control financial risks.

Corporate governance and social responsibility

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to persistently enhance corporate transparency and value to ensure our healthy and orderly growth. Our efforts in corporate governance have been widely recognised by the capital markets. We were awarded “Most Honored Company in Asia” by Institutional Investor for seven consecutive years and “No. 1 Overall Best Managed Company in Asia” by FinanceAsia .

We adhere to operations with integrity, persevere in fulfillment of social responsibility and maintain a fair and orderly environment for market competition to facilitate healthy development for the industry ecology. We further implemented the “Speed Upgrade and Tariff Reduction” and assisted the “entrepreneurship and innovation by the general public” to foster the information consumption upgrade and benefit the society and the general public as a whole. We also proactively maintain the security of network and information and rigorously combat telecommunications information fraud. We received high recognition and appreciation from the society through our efforts in successfully accomplishing telecommunications assurance for Boao Forum for Asia and “the Belt and Road” Summit, as well as combating flooding and disaster relief.

Chairman’s Statement

Transformation and upgrades leading to the smart future

At present, steady improvement of the national economy and deepened promotion of reforms of state-owned enterprises creates favourable macro-environment for us. With the devoted implementation of national “ Cyberpower” strategy and active promotion of “Internet+” action plan, the transformation of traditional industry towards digitalisation, intelligentisation and environmentalisation is accelerated. Hence, the information and telecommunications industry becomes the industry with the highest growth potential among the key and fundamental industries of the national economy, bringing numerous development opportunities for us. Technologies penetration promotes industry upgrades, Internet of everything enters into new era and IoT experiences booming growth. The vast potentials of new emerging businesses such as cloud computing and Big Data coupled with rapid growth in data traffic demand opens up vast market potentials for us. Meanwhile, increasingly fierce industry competition, intensified cross-industry competition and value chain competition has evolved to competition of the entire ecosphere. Establishment of robust competitive strengths of the ecosphere is the crucial key to success.

People who can observe and analyse the trends well are intelligent. People who can grasp and dominate the trends well are winners. In the second half of the year, directly facing market competition, we will further transform the network strengths and service edges into competitive strengths. We will adhere to adopt aggressive strategy, not only intensely focusing on integration and innovation as well as in-depth data traffic operation but also facilitating persistent enhancement of scale and effectiveness, so as to ensure the achievement of excellent results for the whole year. With our unwavering promotion of Transformation 3.0, the Company will focus on the enhancement of capabilities, expansion of open cooperation and co-building of “Ecosystem-Tetris” with co-operative partners, resulting in continuous reinforcement of ecological strengths. We will stimulate vitality with in-depth reforms and strengthen market consciousness, breaking up the barrier of systems and mechanisms which impede productivity and cultivating good atmosphere for work and entrepreneurship. With pragmatic implementation and reinforced execution together with the strengthening of process management and control by adopting clear and effective systems, we strive to attain new achievement in corporate transformation and upgrades as well as create more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Yang Xiaowei for his excellent contributions during his tenure of office as a Director of the Company.

Yang Jie
Chairman and Chief Executive Officer Beijing, China 23 August 2017

Report on Review of Interim Financial Statements

To the Board of Directors of China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 11 to 37, which comprise the consolidated statement of financial position as at 30 June 2017 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

23 August 2017

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2017

(Amounts in millions)

	Notes	30 June 2017 RMB	31 December 2016 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		388,444	389,648
Construction in progress		87,136	80,381
Lease prepayments		22,591	22,955
Goodwill		29,921	29,923
Intangible assets		10,771	11,244
Interests in associates		35,324	34,572
Investments		1,296	1,535
Deferred tax assets	8	5,191	5,061
Other assets		2,985	3,077

Total non-current assets		583,659	578,396

Current assets
Inventories		3,614	5,081
Income tax recoverable		69	50
Accounts receivable, net	4	28,847	21,423
Prepayments and other current assets		23,655	19,470
Short-term bank deposits		3,327	3,331
Cash and cash equivalents	5	22,320	24,617

Total current assets		81,832	73,972

Total assets		665,491	652,368

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2017

(Amounts in millions)

	Notes	30 June 2017 RMB	31 December 2016 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	6	21,511	40,780
Current portion of long-term debt and payable	6	62,566	62,276
Accounts payable	7	132,482	122,444
Accrued expenses and other payables		107,660	91,087
Income tax payable		865	1,106
Current portion of finance lease obligations		56	52
Current portion of deferred revenues		1,243	1,253

Total current liabilities		326,383	318,998

Net current liabilities		(244,551)	(245,026)

Total assets less current liabilities		339,108	333,370

Non-current liabilities
Long-term debt	6	9,019	9,370
Finance lease obligations		32	50
Deferred revenues		2,047	2,305
Deferred tax liabilities	8	6,372	4,770
Other non-current liabilities		548	580

Total non-current liabilities		18,018	17,075

Total liabilities		344,401	336,073

Equity
Share capital		80,932	80,932
Reserves		239,129	234,392

Total equity attributable to equity holders ofthe Company		320,061	315,324
Non-controlling interests		1,029	971

Total equity		321,090	316,295

Total liabilities and equity		665,491	652,368

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2017

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2017 RMB	2016 RMB
Operating revenues	9	184,118	176,828
Operating expenses
Depreciation and amortisation		(34,432)	(33,447)
Network operations and support	10	(48,431)	(43,951)
Selling, general and administrative		(28,738)	(27,319)
Personnel expenses	11	(30,755)	(28,909)
Other operating expenses	12	(23,780)	(26,094)

Total operating expenses		(166,136)	(159,720)

Operating profit		17,982	17,108
Net finance costs	13	(1,771)	(1,728)
Investment income		15	9
Share of profits of associates		453	80

Profit before taxation		16,679	15,469
Income tax	14	(4,084)	(3,747)

Profit for the period		12,595	11,722

Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss
Change in fair value of available-for-sale equity securities		(235)	(342)
Deferred tax on change in fair value of available-for-sale equity securities		59	86
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(96)	37
Share of other comprehensive income of associates		6	6

Other comprehensive income for the period, net of tax		(266)	(213)

Total comprehensive income for the period		12,329	11,509

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2017

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2017 RMB	2016 RMB
Profit attributable to
Equity holders of the Company		12,537	11,673
Non-controlling interests		58	49

Profit for the period		12,595	11,722

Total comprehensive income attributable to
Equity holders of the Company		12,271	11,460
Non-controlling interests		58	49

Total comprehensive income for the period		12,329	11,509

Basic earnings per share	16	0.15	0.14

Number of shares (in millions)	16	80,932	80,932

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2017

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2016		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751
Profit for the period		—	—	—	—	—	—	11,673	11,673	49	11,722
Other comprehensive income for the period		—	—	—	—	(250)	37	—	(213)	—	(213)

Total comprehensive income for the period		—	—	—	—	(250)	37	11,673	11,460	49	11,509

Contribution from non-controlling interests		—	34	—	—	—	—	—	34	(3)	31
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(2)	(2)
Dividends	15	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)

Balance as at 30 June 2016		80,932	17,184	10,746	70,973	626	(775)	129,103	308,789	1,011	309,800

Balance as at 1 January 2017		80,932	17,150	10,746	72,611	711	(622)	133,796	315,324	971	316,295
Profit for the period		—	—	—	—	—	—	12,537	12,537	58	12,595
Other comprehensive income for the period		—	—	—	—	(170)	(96)	—	(266)	—	(266)

Total comprehensive income for the period		—	—	—	—	(170)	(96)	12,537	12,271	58	12,329

Dividends	15	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Others		—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as at 30 June 2017		80,932	17,150	10,746	72,611	537	(718)	138,803	320,061	1,029	321,090

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2017

(Amounts in millions)

		Six-month period ended 30 June
	Notes	2017 RMB	2016 RMB

Net cash from operating activities	(a)	46,996	46,348

Cash flows used in investing activities
Capital expenditure		(30,065)	(36,032)
Purchase of investments	(b)	(301)	(3,099)
Lease prepayments		(7)	(19)
Proceeds from disposal of property, plant and equipment		707	558
Proceeds from disposal of lease prepayments		—	1
Purchase of short-term bank deposits		(1,726)	(1,552)
Maturity of short-term bank deposits		1,725	1,343

Net cash used in investing activities		(29,667)	(38,800)

Cash flows used in financing activities
Principal element of finance lease payments		(32)	(26)
Proceeds from bank and other loans		26,316	59,378
Repayments of bank and other loans		(45,802)	(68,742)
Contribution from non-controlling interests		—	31
Distribution to non-controlling interests		—	(2)

Net cash used in financing activities		(19,518)	(9,361)

Net decrease in cash and cash equivalents		(2,189)	(1,813)
Cash and cash equivalents at 1 January		24,617	31,869
Effect of changes in foreign exchange rate		(108)	20

Cash and cash equivalents at 30 June		22,320	30,076

The notes on pages 18 to 37 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2017

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2017 RMB	2016 RMB

Profit before taxation	16,679	15,469
Adjustments for:
Depreciation and amortisation	34,432	33,447
Impairment losses for doubtful debts	1,193	1,313
Write down of inventories	139	61
Investment income	(15)	(9)
Share of profits of associates	(453)	(80)
Interest income	(137)	(170)
Interest expense	1,855	1,899
Net foreign exchange loss/(gain)	53	(1)
Net loss on retirement and disposal of long-lived assets	1,326	991

Operating profit before changes in working capital	55,072	52,920
Increase in accounts receivable	(8,670)	(9,235)
Decrease in inventories	1,339	1,058
Increase in prepayments and other current assets	(4,072)	(2,066)
Decrease in other assets	119	122
(Decrease)/increase in accounts payable	(1,003)	3,070
Increase in accrued expenses and other payables	8,972	5,614
Decrease in deferred revenues	(122)	(245)

Cash generated from operations	51,635	51,238
Interest received	135	182
Interest paid	(1,967)	(1,934)
Investment income received	6	1
Income tax paid	(2,813)	(3,139)

Net cash from operating activities	46,996	46,348

(b)	The Company sold certain telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”) (the “Tower Assets Disposal”) and injected cash amounting to RMB2,966 million (“Cash Consideration”) to China Tower, in return for new shares issued by China Tower in 2015. The amount of purchase of investments for the six-month period ended 30 June 2016 includes the payment for the Cash Consideration to China Tower. The Cash Consideration was paid in February 2016.

The notes on pages 18 to 37 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource services and lease of network equipment, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, international Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

2.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 23 August 2017, reflect the unaudited financial position of the Group as at 30 June 2017 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2017.

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value.

Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2016 annual financial statements of the Group.

In the current interim period, the Group has applied, for the first time, the following amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period:

Amendments to IAS 7, “Disclosure Initiative”

Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”

Amendments to IFRS 12 as part of the Annual Improvements to IFRSs 2014–2016 Cycle

The application of the above amendments to IFRSs has had no material effect on the Group’s interim financial statements. Additional disclosures as required by the amendments to IAS 7 will be provided in the Group’s consolidated financial statements for the year ending 31 December 2017.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

2.	Basis of Preparation (continued)

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2016 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2016 that is included in these interim financial statements as being previously reported does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2016 are available from the Company’s registered office. The Company’s international independent auditor has expressed an unqualified opinion on those financial statements in the report dated 21 March 2017.

3.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

4.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2017 RMB millions	31 December 2016 RMB millions

Third parties		31,122	22,932
China Telecom Group	(i)	1,285	949
China Tower		13	10
Other telecommunications operators in the PRC		967	933

		33,387	24,824

Less: Allowance for doubtful debts		(4,540)	(3,401)

		28,847	21,423

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions

Current, within 1 month	11,165	9,993
1 to 3 months	3,039	2,179
4 to 12 months	2,147	1,763
More than 12 months	1,497	761

	17,848	14,696
Less: Allowance for doubtful debts	(3,510)	(2,427)

	14,338	12,269

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

4.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions

Current, within 1 month	5,386	3,660
1 to 3 months	4,104	1,887
4 to 12 months	3,512	2,349
More than 12 months	2,537	2,232

	15,539	10,128
Less: Allowance for doubtful debts	(1,030)	(974)

	14,509	9,154

5.	Cash and Cash Equivalents

	30 June 2017 RMB millions	31 December 2016 RMB millions

Cash at bank and in hand	18,769	22,147
Time deposits with original maturity within three months	3,551	2,470

	22,320	24,617

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

6.	Short-Term and Long-Term Debt and Payable

Short-term debt comprises:

	30 June 2017 RMB millions	31 December 2016 RMB millions

Loans from banks – unsecured	13,266	16,411
Super short-term commercial papers – unsecured	2,700	18,996
Other loans – unsecured	64	102
Loans from China Telecom Group – unsecured	5,481	5,271

Total short-term debt	21,511	40,780

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2017 was 3.9% (31 December 2016: 3.3%) per annum. As at 30 June 2017, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 5.4% (31 December 2016: 3.9% to 4.4%) per annum, and are repayable within one year; super short-term commercial paper bears interest at rate of 4.3% (31 December 2016: from 2.3% to 2.9%) per annum, and was repaid in July 2017; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2016: from 3.5% to 4.1%) per annum and are repayable within one year.

Long-term debt and payable comprises:

	Notes		30 June 2017 RMB millions	31 December 2016 RMB millions

Loans from banks – unsecured	(i	)	9,874	9,935
Other loans – unsecured	(i	)	1	1
Amounts due to China Telecommunications
Corporation – unsecured Deferred consideration of Mobile Network Acquisition	(ii	)	61,710	61,710

Total long-term debt and payable			71,585	71,646
Less: current portion			(62,566)	(62,276)

Non-current portion			9,019	9,370

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

6.	Short-Term and Long-Term Debt and Payable (continued)

Note:

(i)	The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue.

As at 30 June 2017, the loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2016: 1.00% to 8.30%) per annum with maturity through 2060.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition, which is 31 December 2017. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The annual interest rates for 2016 and 2017 are 4.00% and 4.11%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 30 June 2017, the Group had unutilised committed credit facilities amounting to RMB153,329 million (31 December 2016: RMB161,229 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

7.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions

Third parties	103,860	96,675
China Telecom Group	23,891	21,343
China Tower	3,466	3,697
Other telecommunications operators in the PRC	1,265	729

	132,482	122,444

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions

Due within 1 month or on demand	26,153	17,931
Due after 1 month but within 3 months	23,199	19,891
Due after 3 months but within 6 months	31,552	21,611
Due after 6 months	51,578	63,011

	132,482	122,444

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

8.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2017 RMB millions	31 December 2016 RMB millions	30 June 2017 RMB millions	31 December 2016 RMB millions	30 June 2017 RMB millions	31 December 2016 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,729	1,531	—	—	1,729	1,531
Property, plant and equipment and others	3,367	3,410	(6,095)	(4,416)	(2,728)	(1,006)
Deferred revenues and installation costs	95	120	(67)	(85)	28	35
Available-for-sale equity securities	—	—	(210)	(269)	(210)	(269)

Deferred tax assets/(liabilities)	5,191	5,061	(6,372)	(4,770)	(1,181)	291

	Balance at 1 January 2017 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2017 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,531	198	1,729
Property, plant and equipment and others	(1,006)	(1,722)	(2,728)
Deferred revenues and installation costs	35	(7)	28
Available-for-sale equity securities	(269)	59	(210)

Net deferred tax assets	291	(1,472)	(1,181)

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

9.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
	Notes	2017 RMB millions	2016 RMB millions

Voice	(i)	31,833	36,419
Internet	(ii)	84,755	73,017
Information and application services	(iii)	37,426	34,826
Telecommunications network resource services and lease of network equipment	(iv)	9,636	8,928
Others	(v)	20,468	23,638

		184,118	176,828

Note:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

10.	Network Operations and Support Expenses

		Six-month period ended 30 June
	Note	2017 RMB millions	2016 RMB millions

Operating and maintenance		23,285	21,768
Utility		7,664	6,454
Property rental and management fee	(i)	13,073	11,669
Others		4,409	4,060

		48,431	43,951

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (hereinafter referred to as the “tower assets lease fee”).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

11.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2017 RMB millions	2016 RMB millions

Network operations and support	21,658	19,273
Selling, general and administrative	9,097	9,636

	30,755	28,909

12.	Other Operating Expenses

			Six-month period ended 30 June
	Notes		2017 RMB millions	2016 RMB millions

Interconnection charges	(i	)	5,851	5,726
Cost of goods sold	(ii	)	17,088	19,816
Donations			4	3
Others	(iii	)	837	549

			23,780	26,094

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

13.	Net Finance Costs

	Six-month period ended 30 June
	2017 RMB millions	2016 RMB millions

Interest expense incurred	2,031	2,110
Less: Interest expense capitalised*	(176)	(211)

Net interest expense	1,855	1,899
Interest income	(137)	(170)
Foreign exchange losses	79	38
Foreign exchange gains	(26)	(39)

	1,771	1,728

* Interest expense was capitalised in construction in progress at the following rates per annum	3.2%–4.9%	3.3%–5.0%

14.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2017 RMB millions	2016 RMB millions

Provision for PRC income tax	2,514	1,967
Provision for income tax in other tax jurisdictions	39	60
Deferred taxation	1,531	1,720

	4,084	3,747

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

14.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Six-month period ended 30 June
	Notes		2017 RMB millions	2016 RMB millions

Profit before taxation			16,679	15,469

Expected income tax expense at statutory tax rate of 25%	(i	)	4,170	3,867
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(203)	(211)
Differential tax rate on other subsidiaries’ income	(ii	)	(19)	(20)
Non-deductible expenses	(iii	)	180	182
Non-taxable income	(iv	)	(42)	(36)
Others	(v	)	(2)	(35)

Actual income tax expense			4,084	3,747

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

15.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared and paid on 21 July 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

The Board of Directors has resolved not to pay an interim dividend.

16.	Basic Earnings Per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2017 and 2016 is based on the profit attributable to equity holders of the Company of RMB12,537 million and RMB11,673 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

17.	Capital Commitments

As at 30 June 2017 and 31 December 2016, the Group had capital commitments as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions
Contracted for but not provided
Property	767	933
Telecommunications network plant and equipment	13,465	12,807

	14,232	13,740

18.	Fair Value Measurements of Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

18.	Fair Value Measurements of Financial Instruments (continued)

Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB1,134 million as at 30 June 2017 (31 December 2016: RMB1,369 million), based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist and as their fair values cannot be measured reliably, their fair values were not disclosed.

The fair values of long-term debt and payable is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (31 December 2016: 1.0% to 4.9%). As at 30 June 2017 and 31 December 2016, the carrying amounts and fair values of the Group’s long-term debt and payable were as follows:

	30 June 2017		31 December 2016
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	71,585	71,602	71,646	71,741

During both periods, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Notes	2017 RMB millions	2016 RMB millions

Purchases of telecommunications equipment and materials	(i)	1,756	2,385
Sales of telecommunications equipment and materials	(i)	1,149	1,415
Construction and engineering services	(ii)	8,579	7,742
Provision of IT services	(iii)	181	124
Receiving IT services	(iii)	1,006	394
Receiving community services	(iv)	1,223	1,200
Receiving ancillary services	(v)	6,592	5,985
Property lease income	(vi)	15	15
Property lease expenses	(vi)	212	197
Net transaction amount of centralised services	(vii)	450	264
Interconnection revenues	(viii)	24	33
Interconnection charges	(viii)	83	145
Internet applications channel services	(ix)	180	150
Interest on amounts due to and loans from China Telecom Group	(x)	1,339	1,462
Lease of CDMA network facilities	(xi)	75	64
Lease of inter-provincial transmission optic fibres	(xii)	5	8
Lease of land use rights	(xiii)	1	4

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 6).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions
Accounts receivable	1,285	949
Prepayments and other current assets	739	728

Total amounts due from China Telecom Group	2,024	1,677

Accounts payable	23,891	21,343
Accrued expenses and other payables	7,458	1,813
Short-term debt	5,481	5,271
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	98,540	90,137

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 6.

As at 30 June 2017 and 31 December 2016, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

		Six-month period ended 30 June
	Notes	2017 RMB millions	2016 RMB millions
Tower assets lease fee	(i)	7,569	6,922
Provision of IT services	(ii)	10	6

Note:

(i)	Represent amounts paid and payable to China Tower for the lease of telecommunications towers and related assets.
(ii)	Represent IT services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	30 June 2017 RMB millions	31 December 2016 RMB millions
Account Receivable	13	10
Prepayments and other current assets	2,276	2,278

Total amounts due from China Tower	2,289	2,288

Accounts payable	3,466	3,697
Accrued expenses and other payables	1,812	807

Total amounts due to China Tower	5,278	4,504

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 30 June 2017 and 31 December 2016, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions (continued)

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month period ended 30 June
	2017 RMB thousands	2016 RMB thousands
Short-term employee benefits	2,771	3,171
Post-employment benefits	412	392

	3,183	3,563

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the six-month period ended 30 June 2017 were RMB3,387 million (six-month period ended 30 June 2016: RMB3,198 million).

The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2017 was RMB624 million (31 December 2016: RMB596 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2017

19.	Related Party Transactions (continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 19(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2016 Annual Report.

Purchase, Sale or Redemption of Securities

During the six-month period ended 30 June 2017, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2017, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2017, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change of Directors and Supervisors since the Date of the 2016 Annual Report

The changes in the information relating to the Directors and Supervisors since the date of the Company’s 2016 Annual Report are set out below:

The term of office of the members of the fifth session of the Board of Directors of the Company expired on 23 May 2017. Mr. Yang Jie, Mr. Yang Xiaowei, Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing, Mr. Chen Zhongyue, Mr. Chen Shengguang, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming were elected or re-elected as directors of the sixth session of the Board of Directors of the Company at the Annual General Meeting held on 23 May 2017.

Other Information

The term of office of the members of the fifth session of the Supervisory Committee of the Company expired on 23 May 2017. Mr. Sui Yixun, Mr. Hu Jing and Mr. Ye Zhong were re-elected as supervisors of the sixth session of the Supervisory Committee of the Company at the Annual General Meeting held on 23 May 2017. On the same date, Mr. Yang Jianqing and Mr. Zhang Jianbin have been elected by the employees of the Company democratically as supervisors of the Company representing the employees. A member of the fifth session of the Supervisory Committee, Mr. Tang Qi, retired as a supervisor of the Company upon expiry of the term of office of the fifth session of the Supervisory Committee on 23 May 2017.

On 7 June 2017, Mr. Yang Xiaowei resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement.

Mr. Ke Ruiwen, the Executive Director, Executive Vice President and Joint Company Secretary of the Company, has been appointed as the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Xu Erming, the Independent Non-Executive Director of the Company, has retired from the position of Independent Supervisor of Harbin Electric Company Limited and has been appointed as an Independent Non-Executive Director of Comtec Solar Systems Group Limited. Mr. Ye Zhong, the Supervisor of the Company, has been appointed as a Director of Zhejiang Provincial Financial Holdings Co., Ltd. and a Director of Zhejiang Provincial Industry Fund Co., Ltd.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2017, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholders	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Other Information

Name of Shareholders	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

JPMorgan Chase & Co.	1,647,074,975 (Long position)	H shares	11.87%	2.04%

421,413,090 shares as beneficial owner; 88,780,000 shares as investment manager; 10,700 shares as trustee (other than a bare trustee) and 1,136,871,185 shares as custodian corporation/ approved lending agent

	151,459,928 (Short position)	H shares	1.09%	0.19%	Beneficial owner
	1,136,871,185 (Shares available for lending)	H shares	8.19%	1.40%	Custodian corporation/approved lending agent
BlackRock, Inc.	858,371,924 (Long position)	H shares	6.19%	1.06%	Interest of controlled corporation
GIC Private Limited	838,531,200 (Long position)	H shares	6.04%	1.04%	Investment manager
The Bank of New York Mellon Corporation	750,064,125 (Long position)	H shares	5.40%	0.93%	Interest of controlled corporation
	721,643,841 (Shares available for lending)	H shares	5.20%	0.89%	Interest of controlled corporation
Templeton Global Advisors Limited	703,545,865 (Long position)	H shares	5.07%	0.87%	Investment manager

Save as disclosed above, as at 30 June 2017, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the Company.

Other Information

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2017.

Compliance with the Corporate Governance Code

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2017. In the Company’s opinion, through supervision by the Board of Directors and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2017.

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2017 to 30 June 2017.